SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          For the month of: April 2004

                        Commission File Number: 000-28882

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
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                 (Translation of registrant's name into English)

                                     Ontario
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                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
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                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F     X            Form 40-F
                            ---                        ---


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                  No   X
                           ---                 ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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This Form 6-K consists of the following:

1. Press release of World Heart Corporation ("WorldHeart"), dated April 29, 2004, announcing that WorldHeart's Premarket Approval (PMA) application for an expansion to the current indication for use of the Novacor(R)LVAS (Left Ventricular Assist System) will be reviewed at the meeting of the Circulatory System Devices Panel of the U.S. Food and Drug Administration
     (FDA) to be held on June 8, 2004.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3 and Registration Statement No. 333-111512 on Form F-3.

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News & Events

Press Releases

WorldHeart Premarket Approval Application to be Reviewed by FDA Circulatory System Devices Panel

Oakland, CA - April 29, 2004: (NASDAQ: WHRT, TSX: WHT) - World Heart Corporation (WorldHeart) announced today that the Corporation's Premarket Approval (PMA) application for an expansion to the current indication for use of the Novacor(R)LVAS (Left Ventricular Assist System) will be reviewed at the meeting of the Circulatory System Devices Panel of the U.S. Food and Drug Administration
(FDA) to be held on June 8, 2004. The PMA application requests an expansion of the Bridge to Transplant (BTT) indication for use of the Novacor LVAS to include certain heart failure patients who are not listed for transplant due to contraindications that may resolve with LVAS support. The application, which was originally submitted to the FDA in August 2002 and accepted for expedited review by FDA in November 2002, was amended in August 2003 to limit the requested Destination Therapy indication for use to an expanded BTT patient population.

"WorldHeart welcomes the opportunity to present what we believe to be compelling data in the open forum of the Circulatory System Devices Panel" Roderick M. Bryden, President and CEO of WorldHeart said. "Along with our consulting clinicians, WorldHeart believes that the proposed use of the Novacor LVAS for potential transplant candidates is strongly justified based upon data arising from nearly twenty years of clinical trials and commercial use, upon which the subject PMA application is based. This expansion is for a patient population that numerous heart failure/transplant clinicians have advised us can be expected and demonstrated to have substantial potential benefit from LVAS support."

WorldHeart has commenced center enrollment in its recently approved randomized clinical study, RELIANT (Randomized Evaluation of Novacor LVAS In A Non-Transplant Population) Trial. The data from this Trial will support a PMA application for use of Novacor LVAS by non-transplant eligible candidates as Destination Therapy. The primary end point of the Trial is patient survival. Secondary endpoints include device failure, health status, neurocognitive capacity, and incidence of certain adverse events.

The RELIANT Trial will randomize patients who enter the Trial to receive either a Novacor LVAS or a HeartMate(R) XVE LVAS (left ventricular assist system) on a 2:1 ratio. HeartMate(R) XVE LVAS, which will be the control arm of the Trial, is currently the only LVAS approved for use in the U.S. by the FDA for Destination Therapy. Costs of implants, including device costs, for both Novacor LVAS and HeartMate(R) XVE LVAS are expected to be reimbursed by Centers for Medicare and Medicaid Services and private insurers, on the same basis as is available for reimbursement of HeartMate(R) XVE LVAS when used for Destination Therapy treatment outside the Trial.

About Novacor LVAS
Novacor LVAS is an implanted electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. With implants in more than 1,500 patients, no deaths have been attributed to device failure, and some recipients have lived with their original pumps for as long as four years - statistics unmatched by any other implanted electromechanical circulatory support device on the market. Novacor LVAS is commercially approved as a bridge to transplantation in the U.S. and Canada.

In Europe, the Novacor LVAS has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

About World Heart Corporation:
World Heart Corporation is a global medical device company headquartered in Ottawa, Ontario and with facilities in Oakland, California USA and Heesch, Netherlands. WorldHeart is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor LVAS is well established in the marketplace and its next-generation technology is a fully implantable assist device intended for long-term support of patients with end-stage heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third-party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission.

Contact Information:
World Heart Corporation
Judith Dugan
(613) 226-4278 ext. 2290
www.worldheart.com

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        World Heart Corporation


     Date:  April 29, 2004              By:      /s/ Mark Goudie
                                           -------------------------------
                                           Name:  Mark Goudie
                                           Title: Chief Financial Officer